EXHIBIT 99.1



                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230

                            A Publicly Listed Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,780,000,000.00 - 116,249,622,464 shares

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF APRIL 12 2004
                                ----------------

              On April 12 2004 at 3:00 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office under the chairmanship of Dr. Olavo Egydio Setubal, with the members of the Fiscal Council also present - pursuant to Article 163, Paragraph 3 of Law 6,404/76 -, for the purpose of examining the proposal for convening the General Stockholders' Meeting to be held on April 28, 2004 at 3:00 p.m. as follows:

                       "ADMINISTRATIVE COUNCIL'S PROPOSAL
                        ---------------------------------

Stockholders,

              The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. believes it opportune to submit for the General Stockholders' Meeting's examination and approval the following matters:

         I -  INCREASE IN CAPITAL THROUGH THE
              CAPITALIZATION OF RESERVES
              -------------------------------

              - to increase the current subscribed capital from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of R$ 3,321,000,000.00 booked in the balance sheet as at December 31 2003 under "Capital Reserve - Goodwill Reserve - Issue of Shares";

         II - CANCELLATION OF OWN COMMON SHARES
              CURRENTLY HELD AS TREASURY STOCK
              --------------------------------

              - cancel the 664,281,925 own book entry common shares, held as treasury stock, acquired by the company pursuant to the Brazilian Securities and Exchange Commission - CVM Instructions 10/80, 268/97 and 390/03, without a reduction in the value of the capital stock, through the absorption of R$ 144,384,103.71 held in "Capital Reserve - Goodwill Reserve - Issue of Shares";

              - in the light of the capitalization of reserves and the cancellation of the aforementioned shares, the capital stock will increase to R$ 8,101,000,000.00, representing


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115,585,340,539 book entry shares, with no par value, being 60,687,553,023 common and 54,897,787,516 preferred shares;

         III - REVERSE STOCK SPLIT
               -------------------

              - execute a reverse split of the capital stock, as follows:

                                   'REGULATION
                                    ----------

1. execute a reverse stock split of the 115,585,340,539 book entry shares representing the subscribed capital stock on the basis of a ratio of 1,000 (one thousand) shares for 1 (one) share following the completion of the reverse split, for shares of the same type, resulting in 115,585,340 shares, being 60,687,553 common shares and 54,897,787 preferred shares; consequently, the monthly payments of interest on equity capital will be adjusted according to the same ratio as this reverse split, that is, from the equivalent of R$0.13 per batch of a thousand shares to R$ 0.13 per share;

2. following the Central Bank of Brazil's ratification of this reverse split, the company will publish a Notice to Stockholders granting a period of not less than 60 days for the stockholders to adjust their stockholding positions in multiple batches of 1,000 shares;

3. the stockholders may adjust their positions through the intermediary of a brokerage house of their own choice; Itau Corretora de Valores S.A. will provide a service to those stockholders wishing to round up their positions in multiples of a 1,000 shares, being exempted from brokerage charges and fees; in this case, interested stockholders should personally contact any Banco Itau S.A. branch;

4. on expiry of the term granted to stockholders for making the adjustment, fractional shares will be grouped into units of full shares and sold by auction on the Sao Paulo Stock Exchange; the resulting net values will be credited to the holders of fractional shares in accordance with information in the corporate stockholders' register;

5. in the case of stockholders with stale registration information, the net value resulting from the sale of fractional shares will be held to order by the company;

6. simultaneously to the operation in the Brazilian Market, the reverse stock split will be executed in the International Market as follows:
    >> in the United States Market (NYSE), where each ADR - American Depositary Receipt currently represents 500 preferred shares, every 2
         (two) ADRs will correspond to l (one) preferred share;
    >> in the Argentine Market (BCBA), where each CEDEAR - Argentine Certificate of Deposit currently represents 1,000 preferred shares, each CEDEAR will correspond to 1 (one) preferred share.'

         IV - CHANGES IN THE ARTICLES OF ASSOCIATION
              --------------------------------------

              Make the following changes in the Articles of Association:


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              a) in the light of the above-mentioned items, to reword the introductory sentence to Article 3 as follows:


    'Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8,101,000,000.00 (eight billion, one hundred and one million Reais), represented by 115,585,340 (one hundred and fifteen million, five hundred and eighty-five thousand, three hundred and forty) book entry shares with no par value, of which 60,687,553 (sixty million, six hundred and eighty-seven thousand, five hundred and fifty-three) common shares and 54,897,787 (fifty-four million, eight hundred and ninety-seven thousand, seven hundred and eighty-seven) preferred shares with no voting rights, but with the following advantages: I
    - priority in receiving a minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty per cent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block guaranteeing a dividend at least equal to that paid on the common shares.'


              b) in sub-paragraph 3.1 of Article 3, to adjust the authorized capital limit as follows:


    '3.1. Authorized Capital - The company is authorized to increase its capital stock based on decisions of the Administrative Council, independently of any change in the articles of association, up to the limit of 200,000,000 (two hundred million) shares being 100,000,000 (one hundred million) common shares and 100,000,000 (one hundred million) preferred shares. Share issues for sale through Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).'


              c) to institute a single Audit Commitee for the Itau Financial Conglomerate, by transforming the Internal Control Committee - as well as broadening its objectives and purposes -, adapting it to the provisions of the National Monetary Council Resolution 3,081 and the Sarbanes-Oxley Act passed by the United States Congress, clause XI of sub-item 5.6 and Article 7 having the following wording:


    'Article 5  - ADMINISTRATIVE COUNCIL - ...

    5.6. It is incumbent on the Administrative Council: ...


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         XI.  to elect and remove from office members of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee's activities through the reports of its Chairman;'

    'Article 7(0) - AUDIT COMMITEE - The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Directors as well as supervising the compliance of the company's operations and business with the legal requirements, and internal regulations and policy of the Organization The Audit Committee will be equally responsible for supervising the independent and internal audits as well as recommending to the Administrative Council the choice and removal of the independent auditors.

    7.1. The Audit Committee will comprise at least three members, elected annually by the Administrative Council from among its members, the Administrative Council being also responsible for appointing the Committee's Chairman.

         7.1.1. It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee's members having a proven knowledge of the accounting and auditing areas.

         7.1.2. The Administrative Council shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

         7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

    7.2. The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information;
         II) compliance with the prevailing legal and regulatory requirements;
         III) the independence and quality of the work carried out by the independent and internal audits.

    7.3. The Administrative Council shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

         7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Commitee.


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    7.4. The Audit Committee shall prepare a semi-annual report on its monitoring of activities related to the independent and internal audit and to the internal control system, forwarding a copy to the Administrative Council and maintaining the said report on file and available to the Central Bank of Brazil for at least five years.

         7.4.1. The summary of the Audit Committee's Report, providing the principal data, shall be published together with the semi-annual financial statements.'

              d) to restructure the Advisory Board, rewording Article 10 as follows:

    'Article 10 - ADVISORY BOARD - The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Administrative Council, with the responsibility of collaborating with the Board of Directors through suggestions for solving problems when requested to do so.

    10.1. Should a vacant position arise on the Advisory Board, the Administrative Council may appoint a substitute for the remainder of the term of office.

    10.2. The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being incumbent on the Administrative Council to regulate the use of the said amount.'

              e) to restructure the International Advisory Committee, transforming it into an International Advisory Board for enhancing the presence of the company in the international financial community, rewording Article 11 as follows:

    'Article 11 - INTERNATIONAL ADVISORY BOARD - The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

    11.1. The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Administrative Council, from the members of this body and the Board of Directors and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Administrative Council may appoint a substitute to complete the term of office.


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    11.2. It is incumbent on the Administrative Council to regulate the working of the International Advisory Board and appoint its Chairman.

    11.3. The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Administrative Board to regulate the use of this amount.'


              f) to adapt the introductory sentence of Article 16 to the provisions of Article 202 of Law 6,404/76 as amended by Law10,303/01 as follows:

    'Article 16 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters "a" and "b" of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.'

         V -  PLAN FOR GRANTING STOCK OPTIONS
              -------------------------------

              - to reword item 1.2 (due to the reverse stock split) and adjust the provisions (insertion of sub-item 3.2.2, alteration of sub-items 2.1, 7.2 and 7.3 and the elimination of sub-item 7.3.1) of the Plan for Granting Stock Options, as follows:

    '1.2.   Each stock option will give the right to subscribe one share.'

    '2.1 If and when exceptional and relevant reasons so justify, stock options may be granted to directors of controlled institutions and also senior employees of Banco Itau Holding Financeira or the aforesaid institutions.

            2.1.1. Stock options may also be granted to highly qualified individuals on being hired by Banco Itau Holding Financeira or its controlled institutions.'

    '3.2.2. Exclusively for the purposes cited in item 2.1.1., the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms in 3.2.1.'

    '7.2. The term of the stock options, the holders of which resign or are dismissed from Banco Itau Holding Financeira and/or its controlled companies and no longer have executive functions in any corporation in the conglomerate, shall be extinguished with immediate effect. The directors' stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the


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            stock options term will extinguish on the date that the relative labor contract is rescinded.

    7.3. The provision for the early extinguishment of the term in item 7.2 above, shall not occur should the director leave due to his/her failure to be re-elected or in the case of an employee over 55 years of age. In this case, the stock options held by the retiree may be exercised up to the final expiration date (item 7.1), or within 3 (three) years as from the date of retirement, which ever one expires first.'

              Finally, it is proposed to publish the meeting's minutes omitting the names of the stockholders present according to the provisions of paragraph 2, Article 130 of Law 6,404/76.

              This is the proposal we submit for the appreciation of the Stockholders. Sao Paulo-SP, April 12 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members."

              Having been examined, the aforementioned Proposal was unanimously approved in its entirety by the Council Members present.

              The Chairman then announced that the members of the Fiscal Council had opined on the proposal to modify the capital stock pursuant to Article 163 Clause III of Law 6,404/76, and had issued the following opinion and transcribed to the appropriate register:

                            "FISCAL COUNCIL'S OPINION
                            -------------------------


    The effective members of BANCO ITAU HOLDING FINANCEIRA S.A.'s Fiscal Council have examined the Administrative Council's Proposal of today's date with respect to: 1) the increase in the capital stock from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of reserves; 2) the cancellation of 664,281,925 book entry common shares held as treasury stock, with no reduction in the value of the capital stock;
    3) the reverse stock split in the ratio of 1,000 (thousand) shares to 1
    (one) share, of the same share type. The Council members, believing the Proposal to be fully justified on technical grounds do hereby declare their agreement that the said Proposal be submitted for the examination of the General Meeting. Sao Paulo-SP, April 12 2004. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima."

              The Proposal having been fully approved, the Administrative Council authorized the publication of the convening notices to the said General Meeting


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              With the agenda complete, the Chairman requested that the
respective minutes be transcribed. These having been read, approved and signed by all, the meeting was declared closed. Sao Paulo-SP, April 12 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.


                                          ALFREDO EGYDIO SETUBAL
                                          Investor Relations Director